Exhibit 99.3

Have questions about this notice? Call the Toll Free Number below or scan the QR code to nd out more. Toll Free – 1-866 964-0492 www.computershare.com/ noticeandaccess Notice of Availability of Proxy Materials for FORTIS INC. Annual and Special Meeting Meeting Date and Location: Fold When: May 4, 2017 10:30 am (Newfoundland Time) Where: Holiday Inn St. John’s, Salon A, 180 Portugal Cove Road, St. John’s, Newfoundland and Labrador You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the management information circular and other proxy materials before voting. The management information circular and other relevant materials are available at: www.envisionreports.com/fortis2017 OR www.sedar.com How to Obtain Paper Copies of the Proxy Materials Fold Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed proxy or voting instruction form. To ensure you receive the meeting materials in advance of the voting deadline and meeting date, all requests must be received no later than April 20, 2017. If you do request the current meeting materials, please note that another proxy or voting instruction form will not be sent; please retain your current one for voting purposes. Request meeting materials by calling toll free, within North America - 1-866-962-0498 or direct, from outside of North America - (514) 982-8716 and entering your control number as indicated on your proxy or voting instruction form. To obtain paper copies of the meeting materials after the meeting date, please contact 709-737-2900. CPUQC01.E.INT/000001/i1234 01AHYA

Securityholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the sections within the management information circular where disclosure regarding the matter can be found. 1. Election of Directors - To elect the directors proposed in the Management Information Circular. - “What the meeting will cover - Section 2”. 2. Appointment of auditors and authorization of directors to x the auditors’ remuneration as described in the Management Information Circular. - “What the meeting will cover - Section 3”. 3. Approval of the Advisory and Non-Binding Resolution on the Approach to Executive Compensation as described in the Management Information Circular. - “What the meeting will cover - Section 4”. 4. Approval of the amendment to the amended and restated 2012 employee share purchase plan as described in the Management Information Circular. - “What the meeting will cover - Section 5”. Fold Voting PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reected on your enclosed Proxy or Voting Instruction Form. Your Proxy/Voting Instruction Form must be received by 10:30 am, Newfoundland Time on May 2, 2017. Annual Financial statement delivery • All Registered holders and only Benecial holders who opted to receive one Fold 01AHZC